UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

SUPPORT.COM, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

86858W200

(CUSIP Number)

Jeffrey Kirt

Chief Executive Officer

Greenidge Generation Holdings Inc.

590 Plant Road

Dresden, NY 14441

(315) 536-2359

with a copy to:

Christopher M. Zochowski

Shearman & Sterling LLP

401 9th Street, NW

Suite 800

Washington, DC 20004

(202) 508-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Greenidge Generation Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Atlas Capital Resources (A9) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Atlas Capital GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Atlas Capital Resources GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on March 29, 2021 (the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Support.com, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

At the effective time of the Merger (the “Effective Time”), each share of Common Stock that was issued and outstanding immediately prior to the Effective Time was cancelled and extinguished and automatically converted into the right to receive 0.115 shares of Class A common stock, par value $0.0001 per share, of Greenidge, and each share of common stock of Merger Sub converted into one share of Common Stock, in each case, in accordance with the terms of the Merger Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following paragraphs:

On September 14, 2021, the Merger closed. At the Effective Time, each share of Common Stock that was issued and outstanding immediately prior to the Effective Time was cancelled and extinguished and automatically converted into the right to receive 0.115 shares of Class A common stock, par value $0.0001 per share, of Greenidge, and each share of common stock of Merger Sub converted into one share of Common Stock, in each case, in accordance with the terms of the Merger Agreement. As a result of the Merger, the Issuer ceased to be a publicly traded company and became a wholly owned subsidiary of Greenidge.

Following the closing of the Merger, the Common Stock that previously traded under the ticker symbol “SPRT” ceased trading on, and will be delisted from, Nasdaq.

Upon the Effective Time, the Support Agreement terminated in accordance with its terms.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Each of the Reporting Persons beneficially owns 1,000 shares of Common Stock, constituting 100% of the issued and outstanding shares of Common Stock, and shares (with the other Reporting Persons) both voting and dispositive power with respect to all such shares.

(c) At the Effective Time, each share of Common Stock that was issued and outstanding immediately prior to the Effective Time was cancelled and extinguished and automatically converted into the right to receive 0.115 shares of Class A common stock, par value $0.0001 per share, of Greenidge, and each share of common stock of Merger Sub converted into one share of Common Stock, in each case, in accordance with the terms of the Merger Agreement.

(d) To the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Upon the Effective Time, the Support Agreement terminated in accordance with its terms.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2021	GREENIDGE GENERATION HOLDINGS INC.

	By:	/s/ Jeffrey Kirt
Name: Jeffrey Kirt
Title: Chief Executive Officer

ATLAS CAPITAL RESOURCES (A9) LP
By: ATLAS CAPITAL GP LP, its General Partner
By: ATLAS CAPITAL RESOURCES GP LLC, its General Partner

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

ATLAS CAPITAL GP LP
By: ATLAS CAPITAL RESOURCES GP LLC, its General Partner

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

ATLAS CAPITAL RESOURCES GP LLC

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

	By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio

	By:	/s/ Andrew M. Bursky
Name: Andrew M. Bursky